Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Regulatory developments in Chile regarding the association
between LAN and TAM

Santiago, Chile. March 18th 2011. - LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA: LAN) announced that yesterday, March 17th, 2011, the Chilean Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s antitrust court, on a majority vote (three votes against two), confirmed its decision of January 28th 2011 regarding the combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”) in terms that the transaction should be submitted to the ordinary consultation proceeding before the antitrust court.  As a consequence, the TDLC declined to analyze the out-of-court agreement reached between LAN and the Fiscalía Nacional Económica (FNE) in January this year.

In order to prevent further delay to the proposed transaction and to continue the progress of the consultation proceeding, LAN will actively participate in such proceeding and will provide to the TDLC any information it may require in connection with the proceeding, with the expectation that the process may conclude as promptly as possible.  LAN expects the consultation proceeding to conclude around the end of the second quarter of this year.

However, as of today, it is not possible to assure with any reasonable degree of certainty how long the process will take or when the approval, if granted, will be given. As anticipated last January, when the TDLC decided to submit the proposed transaction between LAN and TAM to a consultation process, LAN believes the required process will inevitably delay the implementation of the transaction.  At this stage, if approved by the TDLC, LAN believes that the transaction would not take place earlier than the fourth quarter of 2011.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between LAN and TAM, which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination.  This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN’s Investor Relations at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM’s Investor Relations at 55-11-5582-9715 or by e-mail at invest@tam.com.br.